



Air T, Inc.

2003 Annual Report

Table of Contents

Air T, Inc. and Subsidiaries

Selected Financial Data

Air T, Inc. and Subsidiaries

The operations of MAS have been reclassified as discontinued operations for all years presented below.

(In thousands except per share data)

	Year Ended March 31,				
	2003	2002	2001	2000	1999
Operating revenues	**$ 42,872**	$ 59,603	$ 61,668	$ 49,546	$ 46,829
Earnings from continuing operations	**366**	2,016	1,418	102	663
(Loss) earnings from discontinued operations	**(1,590)**	(738)	(129)	260	(140)
Net (loss) earnings	**(1,224)**	1,278	1,289	362	523
Basic (loss) earnings per share					
Continuing operations	**0.13**	0.74	0.52	0.04	0.25
Discontinued operations	**(0.58)**	(0.27)	(0.05)	0.09	(0.06)
Total basic net (loss) earnings per share	**(0.45)**	0.47	0.47	0.13	0.19
Diluted (loss) earnings per share					
Continuing operations	**0.13**	0.72	0.51	0.04	0.24
Discontinued operations	**(0.58)**	(0.27)	(0.05)	0.09	(0.05)
Total diluted net (loss) earnings per share	**(0.45)**	0.45	0.46	0.13	0.19
Total assets	**21,328**	22,903	28,533	23,936	20,852
Long-term obligations, including current portion	**2,459**	4,158	5,969	1,486	1,364
Stockholders' equity	**9,611**	11,100	10,170	9,383	9,636
Average common shares outstanding-Basic	**2,726**	2,717	2,733	2,758	2,698
Average common shares outstanding-Diluted	**2,726**	2,789	2,781	2,837	2,794
Dividend declared per common share (1)	**$ 0.12**	$ 0.15	$ 0.10	$ 0.08	$ 0.14
Dividend paid per common share (1)	**$ 0.12**	$ 0.15	$ 0.10	$ 0.08	$ 0.14

(1) On May 27, 2003, the Company's Board of Directors' declared that, due to losses sustained in fiscal 2003, no common share dividend would be paid in fiscal 2004.

To Our Shareholders:

The past fiscal year has been one of consolidation and the beginnings of a new course for AirT and its subsidiaries. At the end of the fiscal year, AirT management made the decision to divest itself of a majority of Mountain Aircraft Services' (MAS) assets and sell the brokerage component of that subsidiary. This action will enable AirT to focus on providing excellent service and reliability in the express package industry and provide users with state-of-the-art aircraft ground support and specialty equipment.

Mountain Air Cargo (MAC) and CSA Air (CSA) continue to be leaders in turbo-prop aircraft express delivery. MAC has been chosen as one of two companies to introduce a new generation of turbo-prop aircraft, the ATR 42, as the replacement aircraft for its aging Fokker F-27 fleet. We are proud that MAC has been tasked with that responsibility and look forward to the orderly replacement of the F-27's with the ATR 42. CSA Air has had another excellent year of service and reliability. They, along with MAC, have a seasoned and nimble management team who are always up to the challenge and are among the best in the industry.

Global Ground Support (Global), AirT's aviation and specialty equipment manufacturing subsidiary, had a difficult year with the continuing softness in commercial aviation. This was partially off set by the ongoing contract to supply deicers to the United States Air Force. In addition, Global has begun several initiatives to produce equipment for use outside the aviation industry.

Global has a new CEO, Mr. Richard Smith, who has many years of experience with Global as head of engineering and production. We are looking to his leadership to help guide Global to success in the current product lines while he introduces new equipment to help diversify Global's revenue opportunities.

AirT's management team's commitment to providing our shareholders with the best possible share value is reflected in its decision to discontinue the operation of MAS and concentrate its resources on expanding its core air cargo services and equipment manufacturing. The current fiscal year holds substantial promise for a return to overall profitability. You can be assured that we are working diligently to achieve that goal.

Sincerely,



Walter Clark
Chairman of the Board
Chief Executive Officer

Overview

The Company's most significant component of revenue, which accounted for 69.5% of revenue in fiscal 2003, was generated through its air cargo subsidiaries, Mountain Air Cargo, Inc. (MAC) and CSA Air, Inc. (CSA).

MAC and CSA are short-haul express air freight carriers. MAC and CSA's revenue contributed approximately $29,898,000 and $29,264,000 to the Company's revenues in fiscal 2003 and 2002, respectively. Under the terms of the dry-lease service agreements, which currently cover approximately 98% of the revenue aircraft operated, the Company passes through to its customer certain cost components of its operations without markup. The cost of fuel, flight crews, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer as cargo and maintenance revenue, at cost.

Separate agreements cover the three types of aircraft operated by MAC and CSA—Cessna Caravan, Fokker F-27, and Short Brothers SD3-30. Cessna Caravan and Fokker F-27 aircraft (a total of 93 aircraft at March 31, 2003) are owned by and dry-leased from Federal Express Corporation (Customer), and Short Brothers SD3-30 aircraft (two aircraft at March 31, 2003) are owned by the Company and operated periodically under wet-lease arrangements with the Customer. Pursuant to such agreements, the Customer determines the type of aircraft and schedule of routes to be flown by MAC and CSA, with all other operational decisions made by the Company.

Agreements are renewable annually and may be terminated by the Customer at any time upon 15 to 30 days' notice. The Company believes that the short term and other provisions of its agreements with the Customer are standard within the air freight contract delivery service industry. The Company is not contractually precluded from providing such services to other firms, and has done so in the past. Loss of its contracts with the Customer would have a material adverse effect on the Company.

Global manufactures, services and supports aircraft deicers and ground support equipment on a worldwide basis. Global's revenue contributed approximately $12,973,000 and $30,345,000 to the Company's revenues in fiscal 2003 and 2002, respectively. The decrease in revenues in 2003 was primarily due to decreased commercial and military equipment orders and the April 2002 completion of a large scale airport deicer system contract.

During fiscal 2003, the Company decided to dispose of its aircraft component parts brokerage and repair services operation and accordingly, the Company's financial statements have been reclassified to reflect the results of MAS as a discontinued operation. See Note 10 of Notes to Consolidated Financial Statements included elsewhere in this report.

The Company's continuing operations operate in two business segments, providing overnight air cargo services to the air express delivery services and aviation ground support equipment products to passenger and cargo airlines and airports. Each business segment has separate management teams and infrastructures that offer different products and services. The subsidiaries have been combined into the following reportable segments: air cargo and ground equipment in the accompanying consolidated financial statements.

The following table summarizes the changes and trends in the Company's operating expenses for continuing operations as a percentage of revenue:

	Fiscal Year Ended March 31,		
	2003	2002	2001
Operating revenue (in thousands)	$ 42,872	$ 59,603	$ 61,668
Expense as a percentage of revenue:			
Flight operations	33.66 %	24.20 %	24.30 %
Maintenance and brokerage	24.09	16.70	16.20
Ground equipment	23.73	39.50	42.60
General and adminstrative	16.08	13.20	12.10
Depreciation and amoritization	1.35	0.90	1.10
Total costs and expenses	98.91 %	94.50 %	96.30 %

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions to determine certain assets, liabilities, revenues and expenses. Management bases these estimates and assumptions upon the best information available at the time of the estimates or assumptions. The Company's estimates and assumptions could change materially as conditions within and beyond our control change. Accordingly, actual results could differ materially from estimates. The most significant estimates made by management include allowance for doubtful accounts receivable, reserves for excess and obsolete inventories, deferred tax asset valuation, retirement benefit obligations, valuation of revenue recognized under the percentage of completion method and valuation of long-lived assets associated with the MAS operations. During the fourth quarter of fiscal 2003, Company management agreed to a plan to sell MAS assets and to discontinue the operations of the Company's aviation service sector business. Following is a discussion of critical accounting policies and related management estimates and assumptions necessary in determining the value of related assets or liabilities. A full description of all significant accounting policies is included in Note 1 to our consolidated financial statements included elsewhere in this report.

Allowance for Doubtful Accounts. An allowance for doubtful accounts receivable is established based on management's estimates of the collectability of accounts receivable. The required allowance is determined using information such as customer credit history, industry information, credit reports and customer financial condition. The estimates can be affected by changes in the aviation industry, customer credit issues or general economic conditions.

Inventories. The Company's parts inventories are valued at the lower of cost or market. Provisions for excess and obsolete inventories are based on assessment of slow-moving and obsolete inventories. Historical part usage, estimated future demand and anticipated transactions between willing buyers and sellers provide the basis for estimates. Estimates are subject to volatility and can be affected by reduced equipment utilization, the retirement of aircraft or ground equipment and changes in the aviation industry.

Deferred Taxes. Deferred tax assets and liabilities net of valuation allowance, if any, reflect the likelihood of the recoverability of these assets. Company judgement of the recoverability of these assets is based primarily on estimates of current and expected future earnings and tax planning.

Retirement Benefits Obligation. The Company currently determines the value of retirement benefits assets and liabilities on an actuarial basis using a 6.5% discount rate. Values are affected by our outside actuary's estimates of the expected return on insurance policies and the discount rates used. Changes in the discount rate used will affect the amount of pension gain or loss recognized in other comprehensive income.

Revenue Recognition. Cargo revenue is recognized upon completion of contract terms and maintenance revenue is recognized when the service has been performed. Revenue from product sales is recognized when contract terms are completed and title has passed to customers. Revenues from overhaul contracts on customer owned parts, certain labor service contracts and long term fixed price manufacturing projects are recognized on the percentage-of-completion method. Revenues for contracts under percentage of completion are measured by the percentage of cost incurred to date, to estimated total cost for each contract or workorder; unanticipated changes in job performance, job conditions and estimated profitability may result in revisions to costs and income, and are recognized in the period in which the revisions are determined.

Valuation of Long-Lived Assets. The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" on April 1, 2002. The Company assesses long-lived assets used in operations for impairment when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. In the event it is determined that the carrying values of long-lived assets are in excess of the fair value of those assets, the Company then will write-down the value of the assets to fair value. The Company has applied the discontinued operations provisions of SFAS No. 144 for the MAS operations and has reflected the long-lived assets associated with the MAS subsidiary at management's best estimate of their fair value at March 31, 2003.

Seasonality

Global's business has historically been highly seasonal. Due to the nature of its product line, the bulk of Global's revenues and earnings have typically occurred during the second and third fiscal quarters in anticipation of the winter season, and comparatively little has occurred during the first and fourth fiscal quarters. The Company has continued its efforts to reduce Global's seasonal fluctuation in revenues and earnings by broadening its product line to increase revenues and earnings in the first and fourth fiscal quarters. In June 1999, Global was awarded a four-year contract to supply deicing equipment to the United States Air Force, and in January 2001 and March 2003 Global received additional large scale, non-seasonal, contracts which the Company believes contributed to management's plan to reduce seasonal fluctuation in revenues during fiscal 2003, 2002 and 2001. However, as these contracts are completed, seasonal trends for Global's business may resume. The remainder of the Company's business is not materially seasonal.

Results of Continuing Operations

As discussed above, the operations of MAS have been reclassed as discontinued operations and, therefore, are not included in the Results of Continuing Operations discussed below.

Fiscal 2003 vs. 2002

Consolidated revenue from continuing operations decreased $16,731,000 (28.1%) to $42,872,000 for the fiscal year ended March 31, 2003 compared to the prior fiscal year. The decrease in 2003 revenue primarily resulted from a decrease in Global revenue of $17,372,000 (57.3%) to $12,973,000, partially offset by a $640,000 (3.9%) increase in air cargo revenue to $29,899,000 in fiscal 2003.

The business of Global has been adversely affected by reduced orders from commercial airlines and aviation related companies, due principally to the continued severe downturn in the commercial aviation industry, which started in early 2001 and significantly increased after September 11, 2001. Although this business also derives a significant portion of its revenue from sale of products for military applications, certain military programs that use the Company's products have not been fully funded to date and the Company is uncertain as to the timing of such funding or the final decision to use Company products.

Operating expenses from continuing operations decreased $13,915,000 (24.7%) to $42,407,000 for fiscal 2003 compared to fiscal 2002. The net decrease in operating expenses consisted of the following changes: cost of flight operations decreased $15,000 (0.1%) as a result of decreases in personnel cost and costs associated with pilot travel partially offset by increases in fuel and landing fees; maintenance expenses increased $350,000 (3.5%) primarily as a result of increases associated with contract service costs, partially offset by decreases in contract services related to the operations of MAC; ground equipment costs decreased $13,373,000 (56.8%), as a result of decreased sales at Global; depreciation and amortization increased $61,000 (11.8%) as a result of purchases of certain assets; general and administrative expense decrease of $968,000 (12.3%) primarily as a result of decreased profit sharing expense, staffing, contract labor, rent and related facilities cost, partially offset by increases in professional fees.

On a continuing operations segment basis, the most significant impacts on the Company's operating results comparing the fiscal year ended March 31, 2003 to the prior period resulted from changes in the ground equipment operation at Global. In the fiscal year ended March 31, 2003, Global had operating income of $205,000 compared to prior period income of $3,335,000. Several factors contributed to the changes in Global's operating results. Global's current fiscal year operating income decreased compared to its prior fiscal year primarily due to completion of a large scale airport contract, lower sales volume on its U.S. Air Force contract and declines in commercial equipment orders. Operating income for the Company's overnight air cargo operations was $2,621,000 in the fiscal year ended March 31, 2003, an increase of 18.3% from $2,216,000 in the prior fiscal year. The increase primarily resulted from increased levels of aircraft maintenance revenue.

Non-operating expense decreased a net $160,000 due to decreased current year interest expense related to decreased borrowing on the Company's line of credit, partially offset by an other than temporary impairment charge on marketable securities.

Provision for income taxes decreased $1,006,000 (78.4%) primarily due to decreased earnings at Global. The provision for income taxes for the fiscal years ended March 31, 2003, 2002 and 2001 were different from the Federal statutory rates due to state tax provisions and a reduction in the Company's excise tax accrual due to a favorable tax ruling.

Fiscal 2002 vs. 2001

Consolidated revenue from continuing operations decreased $2,065,000 (3.4%) to $59,603,000 for the fiscal year ended March 31, 2002 compared to the prior fiscal year. The decrease in 2002 revenue primarily resulted from decreases in Global revenue of $1,061,000 (3.4%) to $30,345,000 and a $1,004,000 (3.3%) decrease in air cargo revenue to $29,258,000.

Operating expenses decreased $3,103,000 (5.2%) to $56,322,000 for fiscal 2002 compared to fiscal 2001. The net decrease in operating expenses consisted of the following changes: cost of flight operations decreased $547,000 (3.7%) as a result of decreases in fuel, landing fees, and costs associated with pilot travel partially offset by increases in pilot and flight personnel costs; maintenance expenses decreased $29,000 (0.3%) due to lower outside maintenance and parts costs at MAC; ground equipment costs decreased $2,748,000 (10.5%), as a result of decreased sales at Global; depreciation and amortization decreased $162,000 (23.9%) as a result of certain assets becoming fully depreciated, or written off during fiscal 2002; the general and administrative expense increase of $384,000 (5.1%) is primarily the result of increases in general wages and benefits, insurance cost and staff expense.

On a segment basis, the most significant impacts on the Company's operating results comparing the fiscal year ended March 31, 2002 to the prior period resulted from changes in the ground equipment operation at Global. In the fiscal year ended March 31, 2002, Global had operating income of $3,335,000 compared to prior period income of $2,049,000. Several factors contributed to the changes in Global's operating results. Global's fiscal year operating income increased compared to its prior fiscal year primarily due to commencement of a large scale airport contract and higher sales volume on its U.S. Air Force contract offsetting declines in commercial equipment orders. Operating income for the Company's overnight air cargo operations was $2,216,000 in the fiscal year ended March 31, 2002, a decrease of 10.5% from $2,476,000 in the prior fiscal year. The decrease resulted from decreased levels of aircraft maintenance.

Non-operating expense decreased a net $109,000 due to decreased interest expense related in fiscal 2002 to decreased borrowing on the Company's line of credit.

Provision for income taxes increased $548,000 (74.6%) due to changes in the effective tax rate. The provision for income taxes for the fiscal years ended March 31, 2003, 2002 and 2001 were different from the federal statutory rates due to state tax provisions and a reduction in the Company's excise tax accrual due to a favorable tax ruling.

Liquidity and Capital Resources

As of March 31, 2003 the Company's working capital amounted to $9,585,000, a decrease of $1,636,000 compared to March 31, 2002. The net decrease primarily resulted from decreased inventory, partially offset by an increase in assets held for sale.

On August 31, 2002 the Company amended its bank financing line to a $7,000,000 credit facility. Under the terms of the agreement, the $7,000,000 secured long-term revolving credit line expires on August 31, 2004.

The credit facility contains customary events of default, a subjective clause and restrictive covenants that, among other matters, require the Company to maintain certain financial ratios. As of March 31, 2003, the Company was in compliance with all of the restrictive covenants.

The amount of credit available to the Company under the agreement at any given time is determined by an availability calculation, based on the eligible borrowing base, as defined in the credit agreement, which includes the Company's outstanding receivables, inventories and equipment, with certain exclusions. The credit facility is secured by substantially all of the Company's assets.

Amounts advanced under the credit facility bear interest at the 30-day "LIBOR" rate plus 137 basis points. The LIBOR rate at March 31, 2003 was 1.33%. At March 31, 2003 and 2002, the amounts outstanding against the line were $2,217,000 and $3,860,000, respectively. At March 31, 2003, an additional $2,199,000 was available under the terms of the credit facility.

The Company has not currently, nor in the past, engaged in the use of structured finance arrangements, known as off-balance sheet financing transactions, with unconsolidated entities or other persons.

The Company has classified the $2,217,000 outstanding balance on its credit line as of March 31, 2003 as long-term to reflect the terms included under the amendment signed on August 31, 2002.

The following table of material debt and lease commitments at March 31, 2003 summarizes the effect these obligations are expected to have on the Company's cash flow in the future periods.

Contractual Obligations	Total	2004	2005	2006	2007	2008
Long-term bank debt	$ 2,217,000	$ -	$ 2,217,000	$ -	$ -	$ -
Operating leases	2,356,000	681,000	689,000	685,000	272,000	21,000
Capital Leases	98,000	46,000	39,000	13,000	-	-
Total	$ 4,671,000	$ 727,000	$ 2,945,000	$ 698,000	$ 272,000	$ 21,000

The respective years ended March 31, 2003, 2002 and 2001 resulted in the following changes in cash flow: operating activities provided $2,317,000 and $2,890,000, respectively in 2003 and 2002 and used $1,129,000 in 2001. Investing activities used $278,000, $657,000 and $227,000, respectively, in 2003, 2002 and 2001 and financing activities used $1,991,000 and $2,300,000, respectively, in 2003 and 2002 and provided $1,310,000 in 2001. Net cash increased $48,000 in 2003 and decreased $66,000 and $47,000, respectively, in 2002 and 2001.

Cash provided by operating activities was $573,000 less for the year ended March 31, 2003, compared to 2002 principally due to decreases in earnings from continuing operations and inventory, partially offset by increases in accounts payable. Cash used in investing activities for the year ended March 31, 2003 was approximately $379,000 less than 2002, principally due to decreased capital expenditures and proceeds from sale of assets. Cash used in financing activities was $309,000 less in 2003 compared to 2002 principally due to changes relating to borrowings under the line of credit.

During the fiscal year ended March 31, 2003 the Company repurchased none of its common stock.

There are currently no commitments for significant capital expenditures. The Company's Board of Directors, on August 7, 1997, adopted the policy to pay an annual cash dividend in the first quarter of each fiscal year, in an amount to be determined by the board. The Company paid a $0.12 per share cash dividend in June 2002 and on May 27, 2003, the Company declared that, due to losses sustained in fiscal 2003, no common share dividend would be paid fiscal 2004.

Deferred Retirement Obligation

Contractual death benefits for the Company's former Chairman and Chief Executive Officer who passed away on April 18, 1997 are payable by the Company in the amount of $75,000 per year for 10 years.

Impact of Inflation

The Company believes the impact of inflation and changing prices on its revenues and net earnings will not have a material effect on its manufacturing operations because increased costs due to inflation could be passed on to its customers, or on its air cargo business since the major cost components of its operations, consisting principally of fuel, crew and certain maintenance costs are reimbursed, without markup, under current contract terms.

Outlook

The Company believes its ground support equipment order declines were largely the result of the economic downturn and effects of the September 11, 2001 terrorist attacks which particularly impacted the aviation sector of the economy. The Company's current forecast for fiscal 2004 suggests that the commercial aviation market will grow at a rate that is substantially less than the rest of the economy. Increased military and Homeland Security budgets, and pending funding approvals, may help offset the expected lower than normal order levels from commercial customers.

Given the uncertainties associated with the above factors, the Company continues to operate in a highly unpredictable environment.

As stated above, during the fourth quarter of fiscal 2003, Company management agreed to a plan to sell MAS assets and to discontinue the operations of the Company's aviation service sector business. See Note 10 of Notes to Consolidated Financial Statements included elsewhere in this report.

Based on the current general economic and industry outlook and cost cutting measures implemented over the past twelve months, the Company believes its existing cash and cash equivalents, cash flow from operations, and funds available from current and renewed credit facilities will be adequate to meet its current and anticipated working capital requirements through 2004. If these sources are inadequate or become unavailable, then the Company may pursue additional funds through the financing of unencumbered assets, although there is no assurance these additional funds will be sufficient to replace the sources that are inadequate or become unavailable.

Actual results for fiscal 2004 will depend upon a number of factors beyond the Company's control, including, in part, the timing, speed and magnitude of the economic recovery, military funding and commercial aviation capital spending.

Forward Looking Statements

Certain statements in this Report, including those contained in "Outlook," are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company's financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," "depends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as:

Economic conditions in the Company's markets;
The continuing impact of the events of September 11, 2001, or any subsequent terrorist activities;
The Company's ability to manage its cost structure for capital expenditures and operating expenses and match them to shifting customer volume levels;
Market acceptance of the Company's new commercial and military equipment and services.
Competition from other providers of similar equipment and services;
Changes in government regulation and technology
Mild winter weather conditions reducing the demand for deicing equipment

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Derivative Financial Instruments

As required by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.

The Company is exposed to market risk, such as changes in interest rates. To manage the volatility relating to interest rate risk, the Company may enter into interest rate hedging arrangements from time to time. The Company does not utilize derivative financial instruments for trading or speculative purposes.

During the first quarter of fiscal 2003, the Company had outstanding two interest rate swaps with a notional amount of $2.4 million, and $2 million respectively. These agreements were originally entered into at respective interest rates of 6.97% and 6.5% respectively. On July 31, 2002 the Company elected to unwind its $2,000,000 (6.5%) revolving credit line swap in consideration of $58,750, the fair-market-value termination fee as of that date. The fair value of the remaining swap decreased by $56,000 from a liability of $73,000 as of March 31, 2002 to a liability of $129,000 as of March 31, 2003. The Company assesses the effectiveness of the swap using the hypothetical derivative method and has determined that it qualifies as an effective hedge under SFAS No. 133 at March 31, 2003 and 2002.

Recent Accounting Pronouncements

On June 29, 2001, the Financial Accounting Standards Board (FASB) approved Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company has determined that neither of these recently accounting standards impacted the Company's financial position and results of operations.

The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Upon adoption the Company does not expect it to have a material effect on the Company's financial position and results of operations. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and amends Accounting Principles Bulletin (APB) No. 30 "Reporting the Results of Operations-Discontinued Events and Extraordinary Items". Along with establishing a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, this standard retains the basic provisions of APB No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity. SFAS No. 144 is effective for the current fiscal year. The effect of the adoption of SFAS No. 144 on management's plan to discontinue the operations of MAS is reflected in the Company's consolidated statements of financial position and results of operations and is detailed in Note 10 of Notes to Consolidated Financial Statements included elsewhere in this report.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement requires gains and losses from the extinguishment of debt to be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB Opinion No. 30. The statement also amends SFAS No. 13, "Accounting for Leases", to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as such transactions. Finally, the statement makes certain technical corrections, which the FASB deemed to be nonsubstantive, to a number of existing accounting pronouncements. The rescission of SFAS No. 4, 44, and 64 is effective for the Company in fiscal 2004. The amendment of SFAS No. 13 is effective for transactions occurring after May 15, 2002, and all other provisions of the statement are effective for financial statements issued on or after May 15, 2002. This statement did not have an effect on the Company's consolidated statements of financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement is effective for exit or disposal activities initiated after December 31, 2002. Liabilities for costs associated with an exit activity should be initially measured at fair value, when incurred. This statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination, or a disposal activity covered by SFAS No. 144. The adoption of this statement did not have an effect on the Company's financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this Interpretation are currently effective and did not affect the Company's financial position and results of operations. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has evaluated all of its guarantees under the provisions of FIN 45 and does not believe the effect of its adoption on its financial position and results of operations will be material.

The Company's ground equipment subsidiary warranties its products for up to a two-year period from date of sale. Product warranty reserves are recorded at time of sale based on the historical average warranty cost and are adjusted as actual warranty cost becomes known. As of March 31, 2003 the Company's warranty reserve amounted to $116,000.

Product warranty reserve activity during fiscal 2003 is as follows:

Balance at 3/31/01	$ 211,000
Additions to reserve	147,000
Use of reserve	(239,000)
Balance at 3/31/02	119,000
Additions to reserve	199,000
Use of reserve	(202,000)
Balance at 3/31/03	$ 116,000

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Because the Company has elected to continue to account for its stock-based compensation under the provisions of Accounting Principles Bulletin No. 25, SFAS No. 148 has no impact on the Company's consolidated statement of operations for 2003. However, the disclosure provisions of SFAS No. 148 are reflected in the accompanying notes to the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). This Interpretation requires that variable interest entities created after January 31, 2003, and variable interest entities in which an interest is obtained after that date, be evaluated for consolidation into an entity's financial statements. This Interpretation also applies, beginning July 1, 2003, to all variable interest entities in which an enterprise holds an interest that it acquired before February 1, 2003. The Company has determined that the adoption of FIN 46 will not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 is effective for the Company in fiscal year 2004. The Company is in the process of evaluating the impact of adopting SFAS No. 150 and has not yet determined the effect of its adoption on its financial position and results of operations.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Air T, Inc.
Maiden, North Carolina

We have audited the accompanying consolidated balance sheets of Air T, Inc. and subsidiaries (the "Company") as of March 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the consolidated financial statements, the Company has presented the results of its aviation service business in loss from discontinued operations in the accompanying consolidated financial statements as a result of the decision to discontinue these operations and sell substantially all of the related assets of the aviation service business.



DELOITTE & TOUCHE LLP
Charlotte, North Carolina

June 19, 2003

Consolidated Balance Sheets

Air T, Inc. and Subsidiaries

	March 31,	
	2003	2002
ASSETS (Note 6)		
Current Assets:		
Cash and cash equivalents	**$ 79,715**	$ 31,770
Marketable securities (Note 2)	**1,057,042**	982,028
Accounts receivable, less allowance for doubtful accounts of $449,358 in 2003 and $455,805 in 2002	**6,239,144**	5,875,754
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 4)	**-**	14,320
Inventories (Note 3 and Note 10)	**6,275,288**	9,907,430
Assets held for sale (Note 10)	**1,950,000**	-
Deferred tax asset (Note 12)	**1,036,998**	727,665
Prepaid expenses and other	**129,029**	188,245
Total Current Assets	**16,767,216**	17,727,212
Property and Equipment (Notes 1 and 10):		
Furniture, fixtures and improvements	**5,609,003**	7,210,133
Flight equipment and rotables inventory	**1,483,029**	1,329,153
	7,092,032	8,539,286
Less accumulated depreciation	**(4,788,779)**	(5,020,238)
Property and equipment, net	**2,303,253**	3,519,048
Deferred Tax Asset (Note 12)	**1,096,883**	568,186
Intangible Pension Asset (Note 13)	**219,862**	290,862
Other Assets	**940,479**	797,454
Total Assets	**$ 21,327,693**	$ 22,902,762

See notes to consolidated financial statements.

	March 31,	
	2003	2002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 4,436,291**	$ 3,543,568
Accrued expenses (Note 5)	**1,691,341**	1,915,605
Billings in excess of costs and estimated earnings on uncompleted contracts (Note 4)	**760,979**	-
Income taxes payable (Note 12)	**180,278**	355,195
Current portion of long-term obligations (Notes 6 & 7)	**113,130**	691,812
Total Current Liabilities	**7,182,019**	6,506,180
Capital Lease Obligations (less current portion) (Note 7)	**50,070**	87,718
Long-term Debt (Note 6)	**2,345,910**	3,378,934
Deferred Retirement Obligations (less current portion) (Note 13)	**2,138,712**	1,830,205
Stockholders' Equity (Note 9):		
Preferred stock, $1 par value, authorized 50,000 shares, none issued	**-**	-
Common stock, par value $0.25; authorized 4,000,000 shares 2,726,320 and 2,724,320 shares issued and outstanding in 2003 and 2002, respectively	**681,580**	681,080
Additional paid in capital	**6,863,898**	6,858,898
Retained earnings	**2,529,556**	4,079,621
Accumulated other comprehensive loss	**(464,052)**	(519,874)
Total Stockholders' Equity	**9,610,982**	11,099,725
Total Liabilities and Stockholders' Equity	**$ 21,327,693**	$ 22,902,762

Consolidated Statements of Operations

Air T, Inc. and Subsidiaries

	Year Ended March 31,		
	2003	2002	2001
Operating Revenues (Note 11):			
Cargo	**$ 19,688,555**	$ 19,891,562	$ 20,344,612
Maintenance	**10,210,285**	9,366,524	9,917,749
Ground equipment	**12,972,887**	30,344,889	31,405,711
	42,871,727	59,602,975	61,668,072
Operating Expenses:			
Flight	**14,432,941**	14,418,205	14,965,001
Maintenance	**10,328,867**	9,978,664	10,007,942
Ground equipment	**10,174,888**	23,547,474	26,295,686
General and administrative	**6,892,795**	7,861,010	7,477,345
Depreciation and amortization	**577,716**	516,952	679,335
	42,407,207	56,322,305	59,425,309
Operating Income	**464,520**	3,280,670	2,242,763
Non-operating Expense (Income):			
Interest	**(30,728)**	288,761	346,592
Deferred retirement expense (Note 13)	**21,000**	88,078	24,996
Investment income	**(90,003)**	(115,562)	(114,467)
Cash surrender value of life insurance	**(164,000)**	(164,000)	(95,457)
Other	**84,636**	(115,942)	(71,222)
	(179,095)	(18,665)	90,442
Earnings From Continuing Operations Before Income Taxes	**643,615**	3,299,335	2,152,321
Income Taxes (Note 12)	**277,249**	1,282,827	734,779
Earnings From Continuing Operations	**366,366**	2,016,508	1,417,542
Loss From Discontinued Operations, net of income taxes (Note 10)	**(1,590,577)**	(738,009)	(128,617)
Net (Loss) Earnings	**$ (1,224,211)**	$ 1,278,499	$ 1,288,925
Basic (Loss) Earnings Per Share (Note 14):			
Continuing Operations	**$ 0.13**	$ 0.74	$ 0.52
Discontinued Operations	**$ (0.58)**	$ (0.27)	$ (0.05)
Total Basic Net (Loss) Earnings Per Share	**$ (0.45)**	$ 0.47	$ 0.47
Diluted (Loss) Earnings Per Share (Note 14):			
Continuing Operations	**$ 0.13**	$ 0.72	$ 0.51
Discontinued Operations	**$ (0.58)**	$ (0.27)	$ (0.05)
Total Diluted Net (Loss) Earnings Per Share	**$ (0.45)**	$ 0.45	$ 0.46
Weighted Average Share Outstanding			
Basic	**2,726,320**	2,716,823	2,733,428
Diluted	**2,726,320**	2,788,700	2,780,432

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Air T, Inc. and Subsidiaries

	Year Ended March 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) earnings	**$ (1,224,211)**	$ 1,278,499	$ 1,288,925
Adjustments to reconcile net (loss) earnings to net cash provided by (used in) operating activities:			
Change in accounts receivable and inventory reserves	**(432,187)**	616,049	172,844
Depreciation and amortization	**748,912**	666,389	826,018
Deferred tax provision	**(838,030)**	(283,805)	(252,395)
Other-than-temporary impairment charge on securities	**161,000**	-	-
Net periodic pension cost	**276,283**	253,609	240,385
Impairment charge on discontinued operations	**1,655,895**	-	-
Changes in assets and liabilities which provided (used) cash:			
Accounts receivable	**(356,943)**	4,921,831	(3,133,354)
Inventories	**1,195,955**	291,324	(1,834,225)
Prepaid expenses and other	**(69,489)**	58,495	(49,547)
Accounts payable	**892,723**	(5,336,060)	1,361,988
Accrued expenses	**(279,040)**	356,793	432,626
Billings in excess of costs and estimated earnings on uncompleted contracts	**760,979**	-	-
Income taxes payable	**(174,917)**	67,349	(182,401)
Total adjustments	**3,541,141**	1,611,974	(2,418,061)
Net cash provided by (used in) operating activities	**2,316,930**	2,890,473	(1,129,136)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of fixed assets	**140,000**	50,000	30,581
Capital expenditures	**(418,001)**	(720,428)	(720,545)
Sale and maturity of marketable securities	**-**	13,496	462,617
Net cash used in investing activities	**(278,001)**	(656,932)	(227,347)
CASH FLOWS FROM FINANCING ACTIVITIES:			
New (repayments) borrowings on line of credit	**(1,370,630)**	(1,479,100)	1,740,910
Repayment of term loan	**(300,000)**	(450,000)	-
Payment of cash dividend	**(325,854)**	(405,520)	(274,858)
Repurchase of common stock	**-**	(42,785)	(186,783)
Proceeds from exercise of stock options	**5,500**	77,835	30,500
Net cash (used in) provided by financing activities	**(1,990,984)**	(2,299,570)	1,309,769
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**47,945**	(66,029)	(46,714)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**31,770**	97,799	144,513
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 79,715**	$ 31,770	$ 97,799
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:			
Capital leases entered into during fiscal year	**$ -**	$ 24,581	$ 138,181
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest	**$ 368,670**	$ 609,912	$ 722,885
Income taxes	**274,587**	1,039,595	1,091,684

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Air T, Inc. and Subsidiaries

	Common Stock (Note 9)		Additional	Retained	Accumulated Other Comprehensive	Total Stockholders
	Shares	Amount	Paid-In Capital	Earnings	Income (Loss)	Equity
Balance, March 31, 2000	2,740,353	$ 684,416	$ 6,976,795	$ 2,192,574	$ (597,904)	$ 9,255,881
Comprehensive Income:						
Net earnings				1,288,925		
Other Comprehensive Income (Loss):						
Unrealized gain on securities					74,980	
Pension liability adjustment					(18,331)	
Total Comprehensive Income						1,345,574
Repurchase and retirement of common stock	(61,200)	(14,628)	(172,155)	-	-	(186,783)
Exercise of stock options	26,000	6,500	24,000			30,500
Cash dividend ($0.10 per share)	-	-	-	(274,857)	-	(274,857)
Balance, March 31, 2001	2,705,153	676,288	6,828,640	3,206,642	(541,255)	10,170,315
Comprehensive Income:						
Net earnings				1,278,499		
Other Comprehensive Income (Loss):						
Unrealized gain on securities					119,690	
Pension liability adjustment					20,691	
Change in fair value of derivatives					(119,000)	
Total Comprehensive Income						1,299,880
Repurchase and retirement of common stock	(13,500)	(3,375)	(39,410)	-	-	(42,785)
Exercise of stock options, net	32,667	8,167	69,668			77,835
Cash dividend ($0.15 per share)	-	-	-	(405,520)	-	(405,520)
Balance, March 31, 2002	2,724,320	681,080	6,858,898	4,079,621	(519,874)	11,099,725
Comprehensive Income:						
Net earnings				(1,224,211)		
Other Comprehensive Income (Loss):						
Other than temporary impairment charge on securities					161,000	
Unrealized gain on securities					74,098	
Pension liability adjustment					(158,000)	
Change in fair value of derivatives					(21,276)	
Total Comprehensive Loss						(1,168,389)
Exercise of stock options	2,000	500	5,000			5,500
Cash Dividend ($0.12 per share)	-	-	-	(325,854)	-	(325,854)
Balance, March 31, 2003	**2,726,320**	**$ 681,580**	**$ 6,863,898**	**$ 2,529,556**	**$ (464,052)**	**$ 9,610,982**

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activities – Air T, Inc. (Company), through its operating subsidiaries, is an air cargo carrier specializing in the overnight delivery of small package air freight and a manufacturer of aircraft ground service equipment. In the fourth quarter of 2003 management committed to a plan to discontinue operations of the aviation services sector of its business. See Note 10 Discontinued Operations.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Mountain Air Cargo, Inc., CSA Air, Inc., Mountain Aircraft Services, LLC (MAS) and Global Ground Support, LLC (Global). All significant intercompany transactions and balances have been eliminated.

Concentration of Credit Risk – The Company's potential exposure to concentrations of credit risk consists of trade accounts receivable. Accounts receivable are normally due within 30 days and the Company performs periodic credit evaluations of its customers' financial condition.

Substantially all of the Company's customers are concentrated in the aviation industry and revenue can be materially affected by current economic conditions and the price of certain supplies such as fuel, the cost of which is passed through to the customer. The Company has customer concentrations in two areas of operations, air cargo which provides service to one major customer and ground support equipment which provides equipment and services to approximately 90 customers, one of which is considered a major customer. The loss of a major customer would have a material impact on the Company's results of operations.

Cash Equivalents – Cash equivalents consist of liquid investments with maturities of three months or less when purchased.

Marketable Securities – Marketable securities consists primarily of investments in mutual funds and preferred stocks. The Company has classified marketable securities as available-for-sale and they are carried at fair value in the accompanying consolidated balance sheets. Unrealized gains and losses on such securities are excluded from earnings and reported as a separate component of accumulated other comprehensive loss until realized. Realized gains and losses on marketable securities are determined by calculating the difference between the basis of each specifically identified marketable security sold and its sales price.

Inventories – Inventories of the manufacturing subsidiary are carried at the lower of cost (first in, first out) or market. Aviation parts and supplies inventories are carried at the lower of average cost or market. Consistent with industry practice, the Company includes aircraft parts and supplies in current assets, although a certain portion of these inventories may not be used within one year.

Property and Equipment – Property and equipment is stated at cost or, in the case of equipment under capital leases, the present value of future lease payments. Rotables inventory represents aircraft parts, which are repairable, capitalized and depreciated over their estimated useful lives. Depreciation and amortization are provided on a straight-line basis over the asset's service life or related lease term, as follows:

Flight equipment and intellectual property	7 years
Other equipment and furniture	3 to 7 years

Revenue Recognition – Cargo revenue is recognized upon completion of contract terms and maintenance revenue is recognized when the service has been performed. Revenue from product sales is recognized when contract terms are completed and title has passed to customers. Revenues from overhaul contracts on customer owned parts and long term fixed price construction projects are recognized on the percentage-of-completion method, in accordance with AICPA Statement of Position No. 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts". Revenues for contracts under percentage of completion are measured by the percentage of cost incurred to date to estimated total cost for each contract or workorder. Contract costs include all direct material and labor costs and overhead costs related to contract performance. Unanticipated changes in job performance, job conditions and estimated profitability may result in revisions to costs and income, and are recognized in the period in which the revisions are determined. Such contracts generally have no customer retainage provisions. Except for a construction contract at

Global, which is billed on a progress billing basis, the Company generally bills its customer at the time of completion of the contract or workorder.

Operating Expenses Reimbursed by Customer – The Company, under the terms of its air cargo dry-lease service contracts, passes through to its major customer certain cost components of its operations without markup. The cost of flight crews, fuel, landing fees, outside maintenance and certain other direct operating costs are included in operating expenses and billed to the customer, at cost, as cargo and maintenance revenue.

Stock Based Compensation – The Company measures employee stock compensation plans using the intrinsic method with pro-forma disclosure of net earnings and earnings per share determined as if the fair value based method had been applied in measuring compensation cost.

As the Company uses the intrinsic method no compensation cost has been included in the accompanying financial statements. Had compensation cost for the Company's stock-based compensation awards been determined at the grant dates based on the fair market value method described in FASB Statement No. 123, "Accounting for Stock-Based Compensation", compensation cost, net of taxes, would have increased $46,000 and $49,000, respectively in fiscal 2002 and 2001. The Company's pro-forma net (loss) income would have been $(1,224,211), or $(0.45) per diluted share, $1,232,623, or $0.44 per diluted share and $1,240,350, or $0.45 per diluted share, respectively, for 2003, 2002 and 2001.

Financial Instruments – The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accrued expenses, and long-term debt approximate their fair value at March 31, 2003 and 2002 because of their relatively short maturity or their variable interest nature.

Income Taxes – Income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the asset and liability method. Deferred income taxes are recognized for the tax consequence of such temporary differences at the enacted tax rate expected to be in effect when the differences reverse.

Accounting Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, inventory reserves, intangible pension asset, deferred retirement obligations, revenue recognized under the percentage of completion method and valuation of long-lived assets.

Derivative Financial Instruments – As required by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.

The Company is exposed to market risk, such as changes in interest rates. To manage the volatility relating to interest rate risk, the Company may enter into interest rate hedging arrangements from time to time. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Recent Accounting Pronouncements – On June 29, 2001, the Financial Accounting Standards Board (FASB) approved Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company has determined that neither of these recently accounting standards impacted the Company's financial position and results of operations.

The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Upon adoption the Company does not expect it to have a material effect on the Company's financial position and results of operations. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and amends Accounting Principles Bulletin (APB) No. 30 "Reporting the Results of Operations-Discontinued Events and Extraordinary Items". Along with establishing a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, this standard retains the basic provisions of APB No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity. SFAS No. 144 is effective for the current fiscal year. The effect of the adoption of SFAS No. 144 on management's plan to discontinue the operations of MAS is reflected in the Company's consolidated statements of financial position and results of operations and is detailed in Note 10 Discontinued Operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement requires gains and losses from the extinguishment of debt to be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB Opinion No. 30. The statement also amends SFAS No. 13, "Accounting for Leases", to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as such transactions. Finally, the statement makes certain technical corrections, which the FASB deemed to be nonsubstantive, to a number of existing accounting pronouncements. The rescission of SFAS No. 4, 44, and 64 is effective for the Company in fiscal 2004. The amendments of SFAS No. 13 is effective for transactions occurring after May 15, 2002, and all other provisions of the statement are effective for financial statements issued on or after May 15, 2002. This statement did not have an effect on the Company's consolidated statements of financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement is effective for exit or disposal activities initiated after December 31, 2002. Liabilities for costs associated with an exit activity should be initially measured at fair value, when incurred. This statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination, or a disposal activity covered by SFAS No. 144. The adoption of this statement did not have an effect on the Company's financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this Interpretation are currently effective and did not affect the Company's financial position and results of operations. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has evaluated all of its guarantees under the provisions of FIN 45 and does not believe the effect of its adoption on its financial position and results of operations will be material.

The Company's ground equipment subsidiary warranties its products for up to a two-year period from date of sale. Product warranty reserves are recorded at time of sale based on the historical average warranty cost and are adjusted as actual warranty cost becomes known. As of March 31, 2003 the Company's warranty reserve amounted to $116,000.

Product warranty reserve activity during fiscal 2003 is as follows:

Balance at 3/31/01	$ 211,000
Additions to reserve	147,000
Use of reserve	(239,000)
Balance at 3/31/02	119,000
Additions to reserve	199,000
Use of reserve	(202,000)
Balance at 3/31/03	$ 116,000

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Because the Company has elected to continue to account for its stock-based compensation under the provisions of Accounting Principles bulletin No. 25, SFAS No. 148 has no impact on the Company's consolidated statement of operations for 2003. However, the disclosure provisions of SFAS No. 148 are reflected in the accompanying notes to the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). This Interpretation requires that variable interest entities created after January 31, 2003, and variable interest entities in which an interest is obtained after that date, be evaluated for consolidation into an entity's financial statements. This Interpretation also applies, beginning July 1, 2003, to all variable interest entities in which an enterprise holds an interest that it acquired before February 1, 2003. The Company has determined that the adoption of FIN 46 will not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 is effective for the Company in fiscal year 2004. The Company is in the process of evaluating the impact of adopting SFAS No. 150 and has not yet determined the effect of its adoption on its financial position and results of operations.

Reclassifications – Certain reclassifications have been made to 2002 and 2001 amounts to conform to current year presentation.

2. MARKETABLE SECURITIES

Marketable securities consist of the following investment types:

	March 31,	
	2003	2002
Preferred stocks	**$ 313,600**	$ 242,200
Mutual funds	**743,442**	739,828
Total	**$ 1,057,042**	$ 982,028

An other-than-temporary impairment charge of $161,000 was recorded in the consolidated statement of operations in the year ended March 31, 2003.

3. INVENTORIES

Inventories consist of the following:

	March 31, 2003	March 31, 2002
Aircraft parts and supplies	$ 2,088,315	$ 5,373,398
Aircraft equipment manufacturing:		
Raw materials	2,595,448	2,777,175
Work in process	745,409	914,730
Finished goods	1,940,077	1,432,332
Total inventory	7,369,249	10,497,635
Reserves	(1,093,961)	(590,205)
Total, net of reserves	$ 6,275,288	$ 9,907,430

4. UNCOMPLETED CONTRACTS

Overhaul contracts in process accounted for under the percentage of completion method are summarized as follows:

	March 31, 2003	March 31, 2002
Costs incurred on uncompleted contracts	$ 532,479	$ 6,337
Estimated earnings	271,126	7,983
Total	803,605	14,320
Less billings to date	1,564,584	-
Net (over) under billings	(760,979)	14,320

5. ACCRUED EXPENSES

Accrued expenses consist of the following:

	March 31, 2003	March 31, 2002
Salaries, wages and related items	$ 819,848	$ 613,671
Profit sharing	81,000	556,363
Health insurance	305,834	305,834
Professional fees	223,922	199,524
Warranty reserves	116,000	119,000
Other	144,737	121,212
	$ 1,691,341	$ 1,915,605

6. FINANCING ARRANGEMENTS

On August 31, 2002 the Company amended its bank financing line to a $7,000,000 credit facility. Under the terms of the amended agreement, the $7,000,000 secured long-term revolving credit line expires on August 31, 2004.

The revolving credit line contains customary events of default, a subjective acceleration clause and restrictive covenants that, among other matters, require the Company to maintain certain financial ratios. As of March 31, 2003, the Company was in compliance with all of the restrictive covenants. The amount of credit available to the Company under the agreement at any given time is determined by an availability calculation, based on the eligible borrowing base, as defined in the credit agreement, which includes the Company's outstanding receivables, inventories and equipment, with certain exclusions. The credit facility is secured by substantially all of the Company's assets.

Amounts advanced under the credit facility bear interest at the 30-day "LIBOR" rate plus 137 basis points. The LIBOR rate at March 31, 2003 was 1.33%. At March 31, 2003 and 2002, the amounts outstanding against the line were $2,217,000 and $3,860,000, respectively. At March 31, 2003, $2,199,000 was available under the terms of the credit facility.

The Company has classified its outstanding bank debt of $2,217,000 as long-term as of March 31, 2003, to reflect the terms included under the agreement signed on August 31, 2002. See Note 8 for derivative financial instruments associated with the bank financing line of credit.

During fiscal 2003 Air T, Inc. had guaranteed a $215,000 contractual obligation of its Global subsidiary; subsequent to fiscal year-end, the guarantee was released.

7. LEASE COMMITMENTS

The Company has operating lease commitments for office equipment and its office and maintenance facilities as well as capital leases for certain office and other equipment. The Company leases its corporate offices from a company controlled by Company officers for $9,155 per month under a five-year lease, which expires in May 2006. Subsequent to fiscal year-end 2003 the Company leased additional office space under similar terms of agreement for $2,100 per month.

In August 1996, the Company relocated certain portions of its maintenance operations to a new maintenance facility located at the Global TransPark in Kinston, N. C. Under the terms of the long-term facility lease, after an 18 month grace period (from date of occupancy), rent will escalate from $2.25 per square foot to $5.90 per square foot, per year, over the 21.5 year life of the lease. However, based on the occurrence of certain events the lease may be canceled by the Company. The Company currently considers the lease to be non-cancelable for eight and one-half years and has calculated rent expense on a straight-line basis over this portion of the lease term.

In August 1997 Global, located in Olathe, Kansas, leased approximately 57,000 square feet of manufacturing space for $17,030 per month, under a two-year operating lease originally set to expire in September 1999. In September 1998, the lease was expanded to 112,500 square feet of manufacturing and office space for $35,903 per month expiring August 2001. In April 2001 the lease was renewed through August 2006; monthly rental will increase from $28,967 to $30,842 over the life of the lease, based on increases in the Consumer Price Index.

At March 31, 2003, future minimum annual lease payments under capital and non-cancellable operating leases with initial or remaining terms of more than one year are as follows:

	Capital Leases	Operating Leases
2004	$ 46,124	698,371
2005	38,703	679,811
2006	13,115	685,434
2007	-	271,437
2008		21,132
Total minimum lease payments	97,942	$ 2,356,185
Less amount representing interest	8,537	
Present value of lease payments	89,405	
Less current maturities	39,335	
Long-term maturities	$ 50,070	

Rent expense for operating leases totaled approximately $713,000, $759,000, and $819,000 for 2003, 2002 and 2001, respectively. Rent expense, included above, to related parties was $109,860 for both 2003 and 2002 and $96,900 for 2001.

8. DERIVATIVE FINANCIAL INSTRUMENTS

As required by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.

The Company is exposed to market risk, such as changes in interest rates. To manage the volatility relating to interest rate risk, the Company may enter into interest rate hedging arrangements from time to time. The Company does not utilize derivative financial instruments for trading or speculative purposes.

During the first quarter of fiscal 2003, the Company had outstanding two interest rate swaps with a notional amount of $2.4 million, and $2 million respectively. These agreements were originally entered into at respective interest rates of 6.97% and 6.5% respectively. On July 31, 2002 the Company elected to unwind its $2,000,000 (6.5%) revolving credit line swap in consideration for $58,750, the fair-market-value termination fee as of that date. The fair value of the remaining swap decreased by $56,000 from a liability of $73,000 at March 31, 2002, to a liability of $129,000 as of March 31, 2003. This liability is included in long-term debt on the consolidated balance sheets. The Company assesses the effectiveness of the swap using the hypothetical derivative method and has determined that it qualifies as an effective hedge at March 31, 2003 and 2002 under SFAS No. 133.

9. STOCKHOLDERS' EQUITY

The Company may issue up to 50,000 shares of preferred stock, in one or more series, on such terms and with such rights, preferences and limitations as determined by the Board of Directors. No preferred shares have been issued as of March 31, 2003.

The Company has granted options to purchase up to a total of 64,000 shares of common stock to certain Company employees and outside directors at prices of $3.19 and $6.38 per share. As of March 31, 2003, 301,000 shares remain available for future issuance. All options were granted at exercise prices which approximated the fair market value of the common stock on the date of grant. Options granted in fiscal 1999 and 2000 are fully vested and must be exercised within five to nine years of the vesting date.

The following table summarizes information about stock options at March 31, 2003:

	Options Outstanding				Options Exercisable	
Option Grant Date	Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
1/28/00	$ 3.19	59,000	1.8	$ 3.19	59,000	$ 3.19
8/13/98	6.38	5,000	5.4	6.38	5,000	6.38
	$3.19 and 6.38	64,000	2.1	$ 3.44	64,000	$ 3.44

Option information is summarized as follows:

	Shares	Weighted Average Exercise Price Per Share
Outstanding March 31, 2000	285,200	2.77
Exercised	(26,000)	1.17
Outstanding March 31, 2001	259,200	2.93
Exercised	(32,667)	2.75
Outstanding March 31, 2002	226,533	3.00
Exercised	(2,000)	2.75
Expired	(160,533)	2.83
Outstanding March 31, 2003	64,000	3.44

The fair value of options granted in 2000 and 1999, is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed below. No options were granted in 2002 or 2001.

	2000	1999
Weighted average fair value per option	$ 1.62	$ 1.15
Assumptions used:		
Weighted average expected volatility	65.1%	61.0%
Weighted average expected dividend yield	2.4%	2.2%
Weighted average risk-free interest rate	6.59%	5.70%
Weighted average expected life, in years	4.6	3.0

The Company measures stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25. Had compensation cost for the Company's stock-based compensation awards been determined at the grant dates based on the fair market value method described in FASB Statement No. 123, "Accounting for Stock-Based Compensation", compensation cost, net of taxes, would have increased $46,000 and $49,000, respectively in fiscal 2002 and 2001. The Company's pro-forma net (loss) income would have been $(1,224,211), or $(0.45) per diluted share, $1,232,623, or $0.44 per diluted share and $1,240,350, or $0.45 per diluted share, respectively, for 2003, 2002 and 2001.

During fiscal 2003 the Company suspended its stock repurchase program. No common shares were repurchased in fiscal 2003. Through March 31, 2003 the Company had repurchased and retired a total of 789,780 shares at a total cost of $3,257,622.

10. DISCONTINUED OPERATIONS

During the fourth quarter of fiscal 2003, Company management, in order to focus its resources on core operations, agreed to a plan to sell the assets of MAS and to discontinue the operations of the Company's aviation service sector business. Accordingly, the accompanying consolidated financial statements reflect the MAS assets as held for sale and reclassify the net operations of MAS as discontinued operations, net of tax, for all periods presented. The Company entered into a letter of intent on June 19, 2003 to sell the business operations of MAS.

A summary of the assets held for sale at March 31, 2003 is as follows:

	2003	2002
Inventory	**$ 1,900,000**	$ -
Property, plant and equipment	**50,000**	-
Assets, held for sale	**$ 1,950,000**	$ -

A summary of the operating results of the discontinued operations is as follows:

	2003	2002	2001
Revenue	**$ 5,977,697**	$ 11,355,128	$ 8,577,801
Operating earnings (loss)	**(942,110)**	(904,911)	274,336
Loss before income taxes	**(2,598,005)**	(1,190,337)	(207,446)
Income tax benefit	**1,007,428**	452,328	78,829
Net loss	**$ (1,590,577)**	$ (738,009)	$ (128,617)

The loss before income taxes on discontinued operations as of March 31, 2003, which totaled $2,598,005, was comprised of a $942,110 loss from operations and $1,655,895 impairment charge recorded to write down MAS assets to their estimated fair value.

11. REVENUES FROM MAJOR CUSTOMER

Approximately 69.5%, 41.2% and 43.1% of the Company's revenues were derived from services performed for a major air express company in 2003, 2002 and 2001, respectively. In addition, approximately 19.9%, 22.9% and 13.9% of the Company's revenues for 2003, 2002 and 2001 respectively, were generated from Global's US Air Force contract.

12. INCOME TAXES

The provision for income taxes consists of:

	Year Ended March 31, 2003		
	Discontinued Operations	Continued Operations	Total
Current:			
Federal	$ (226,000)	$ 278,000	$ 52,000
State	-	56,000	56,000
Total current	(226,000)	334,000	108,000
Deferred:			
Federal	(582,000)	(102,000)	(684,000)
State	(199,000)	45,000	(154,000)
Total deferred	(781,000)	(57,000)	(838,000)
Total	$(1,007,000)	$ 277,000	$ (730,000)

	Year Ended March 31, 2002		
	Discontinued Operations	Continued Operations	Total
Current:			
Federal	$ (293,000)	$ 1,209,000	$ 916,000
State	(65,000)	264,000	199,000
Total current	(358,000)	1,473,000	1,115,000
Deferred:			
Federal	(77,000)	(137,000)	(214,000)
State	(17,000)	(53,000)	(70,000)
Total deferred	(94,000)	(190,000)	(284,000)
Total	$ (452,000)	$ 1,283,000	$ 831,000

	Year Ended March 31, 2001		
	Discontinued Operations	Continued Operations	Total
Current:			
Federal	$ (55,000)	$ 785,000	$ 730,000
State	(12,000)	190,000	178,000
Total current	(67,000)	975,000	908,000
Deferred:			
Federal	(10,000)	(197,000)	(207,000)
State	(2,000)	(43,000)	(45,000)
Total deferred	(12,000)	(240,000)	(252,000)
Total	$ (79,000)	$ 735,000	$ 656,000

The income tax provision for continuing operations was different from the amount computed using the statutory Federal income tax rate for the following reasons:

	2003	2002	2001
Income tax provision at U.S. Statutory rate	**$ 219,000**	$ 1,122,000	$ 732,000
State income taxes	**31,000**	154,000	99,000
Meal and entertainment disallowance	**15,000**	23,000	18,000
Other, net	**(71,000)**	(16,000)	23,000
Change in valuation allowance	**83,000**	-	(137,000)
Income tax provision	**$ 277,000**	$ 1,283,000	$ 735,000

	2003	2002
Book accruals over tax, net:		
Warranty reserve	**$ 46,864**	$ 47,742
Accounts receivable reserve	**174,523**	177,008
Inventory reserve	**422,269**	227,937
Accrued insurance	**(32,846)**	(7,103)
Accrued vacation	**94,290**	86,879
Deferred compensation	**658,559**	565,097
Other	**326,071**	198,277
Fixed assets	**(88,124)**	14
MAS discontinued reserve	**545,705**	-
State loss carry forward	**70,000**	-
Valuation allowance	**(83,430)**	-
Total	**$ 2,133,881**	$ 1,295,851

The deferred tax items are reported on a net current and noncurrent basis in the accompanying 2003 and 2002 consolidated balance sheets according to the classification of the related asset and liability.

The Company has state net operating loss carryforwards as of March 31, 2003 with a tax effected amount of approximately $70,000. The state loss carryforwards will expire in varying periods through March 2023.

At March 31, 2003 the Company had deferred tax assets of $21,853 for capital loss carryforwards and $61,577 for unrealized capital losses. The Company recorded a full valuation allowance of $83,430 on the deferred tax assets relating to these capital losses at March 31, 2003 based on management's belief that realization is unlikely.

13. EMPLOYEE BENEFITS

The Company has a 401K defined contribution plan (AirT 401(K) Retirement Plan). All employees of the Company are eligible to participate in the plan. The Company's contribution to the 401(K) plan for the years ended March 31, 2003, 2002 and 2001 was $232,000, $228,000, and $229,000, respectively and was recorded in general and administrative expenses in the consolidated statements of operations.

The Company, in each of the past three years, has paid a discretionary profit sharing bonus in which all employees have participated. The Company's March 31, 2003, 2002, and 2001 expense was $81,000, $562,000 and $400,000, respectively and was recorded in general and administrative expenses in the consolidated statements of operations.

Effective January 1, 1996 the Company entered into supplemental retirement agreements with certain key executives of the Company, to provide for a monthly benefit upon retirement. Cost of funding the benefit is recorded in general and administrative expense on the consolidated statements of operations. The following tables set forth the funded status of the plan at March 31, 2003 and 2002 and the change in the projected benefit obligation from March 31, 2002 to March 31, 2003.

	March 31,	
	2003	2002
Vested benefit obligation and accumulated benefit obligation	**$ 1,918,826**	$ 1,555,827
Projected benefit obligation	**1,918,826**	1,555,827
Plan assets at fair value	**-**	-
Projected benefit obligation greater than plan assets	**1,918,826**	1,555,827
Unrecognized prior service cost	**(219,862)**	(290,862)
Unrecognized actuarial loss	**(283,363)**	(125,361)
Adjustment required to recognize minimum liability	**503,225**	416,223
Accrued pension cost recognized in the consolidated balance sheet	**$ 1,918,826**	$ 1,555,827

Projected benefit obligation, March 31, 2002	$ 1,555,827
Service cost	70,244
Interest cost	112,194
Actuarial loss	180,561
Projected benefit obligation, March 31, 2003	$ 1,918,826

In accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company has recorded an additional minimum liability representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability for its pension plan. The additional liability has been offset by an intangible asset to the extent of prior service cost. The portion of additional minimum liability in excess of unrecognized prior service cost in fiscal 2003 totaled $158,000 and is reported as a component of accumulated other comprehensive loss.

The projected benefit obligation was determined using an assumed discount rate of 6.5% for fiscal year 2003 and 7% for fiscal years 2002 and 2001. The liability relating to these benefits has been included in deferred retirement obligation in the accompanying financial statements.

Net periodic pension expense for fiscal 2003, 2002 and 2001 included the following:

	2003	2002	2001
Future service cost	**$ 70,244**	$ 62,944	$ 58,826
Interest cost	**112,194**	97,665	87,425
Amortization	**93,845**	93,000	94,134
Net periodic pension cost	**$ 276,283**	$ 253,609	$ 240,385

The Company's former Chairman and CEO passed away on April 18, 1997. Under the terms of his supplemental retirement agreement, approximately $498,000 in present value of death benefits is required to be paid to fulfill death benefit payments over 10 years after his death. As of March 31, 2003 and 2002 accruals related to the unpaid present value of the benefit amounted to approximately $293,000 and $324,000, respectively (of which approximately $220,000 and $274,000, respectively is included under defined retirement obligations in the accompanying consolidated balance sheets). The net periodic pension costs are included in general and administrative expenses in the accompanying consolidated statements of operations.

14. NET EARNINGS PER COMMON SHARE

Basic earnings per share has been calculated by dividing net earnings by the weighted average number of common shares outstanding during each period. For purposes of calculating diluted earnings per share, shares issuable under employee stock options were considered potential common shares and were included in the weighted average common shares unless they were anti-dilutive. As of March 31, 2003 all outstanding stock options were anti-dilutive.

The computation of basic and diluted earnings per common share is as follows:

	Year Ended March 31,		
	2003	2002	2001
Net (loss) earnings	**$ (1,224,211)**	$ 1,278,499	$ 1,288,925
Basic (Loss) Earnings Per Share			
Continuing Operations	**$ 0.13**	$ 0.74	$ 0.52
Discontinued Operations	**$ (0.58)**	$ (0.27)	$ (0.05)
Total Basic Net (Loss) Earnings Per Share	**$ (0.45)**	$ 0.47	$ 0.47
Diluted (Loss) Earnings Per Share (Note 14):			
Continuing Operations	**$ 0.13**	$ 0.72	$ 0.51
Discontinued Operations	**$ (0.58)**	$ (0.27)	$ (0.05)
Total Diluted Net (Loss) Earnings Per Share	**$ (0.45)**	$ 0.45	$ 0.46
Weighted Average Shares Outstanding:			
Basic	**2,726,320**	2,716,823	2,733,428
Diluted	**2,726,320**	2,788,700	2,780,732

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in thousands except per share data)

During the fourth quarter of 2003, management agreed to a plan to discontinue the operations of MAS and dispose of its assets. As a result, the Company has reflected the discontinued operations of MAS in the accompanying consolidated statements of financial position and results of operations. The quarterly financial information below has been reconciled to amounts previously reported on Form 10-Q.

Air T, Inc. and Subsidiaries

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2003				
Operating Revenues - as previously reported	$ 11,891	$ 10,231	$ 13,432	
Less revenues associated with discontinued operations	(1,693)	(1,055)	(2,199)	
Operating Revenues	10,198	9,176	11,233	12,265
Operating Income (Loss) - as previously reported	$ (32)	$ (511)	$ 147	
Less operating loss associated with discontinued operations	(73)	(121)	(13)	
Operating Income (Loss)	41	(390)	160	654
(Loss) Earnings Before Income Taxes - as previously reported	$ (268)	$ (581)	$ 71	
Less loss associated with discontinued operations	(198)	(230)	(106)	
(Loss) Earnings Before Income Taxes	(70)	(351)	177	888
Net (Loss) Earnings - as previously reported	$ (161)	$ (364)	$ 37	
Less net (loss) earnings associated with discontinued operations	(118)	(147)	(73)	
Net (Loss) Earnings	(43)	(217)	110	516
Diluted Net (Loss) Earnings per share - as previously reported	$ (0.06)	$ (0.13)	$ 0.01	
Diluted Net (Loss) per share associated with discontinued operations	(0.04)	(0.05)	(0.03)	
Diluted Net (Loss) Earnings per share	$ (0.02)	$ (0.08)	$ 0.04	$ 0.19
2002				
Operating Revenues - as previously reported	$ 17,573	$ 25,273	$ 15,769	$ 12,343
Less revenues associated with discontinued operations	(1,540)	(6,905)	(1,766)	(1,144)
Operating Revenues	16,033	18,368	14,003	11,199
Operating Income (Loss) - as previously reported	$ 701	$ 1,331	$ 382	$ (38)
Less operating income (loss) associated with discontinued operations	(113)	37	(165)	$ (664)
Operating Income (Loss)	814	1,294	547	626
Earnings Before Income Taxes - as previously reported	$ 571	$ 1,230	$ 278	30
Less loss associated with discontinued operations	(264)	(95)	(325)	(506)
Earnings Before Income Taxes	835	1,325	603	536
Net Earnings - as previously reported	$ 343	$ 746	$ 156	$ 34
Less net loss associated with discontinued operations	(164)	(59)	(201)	(314)
Net Earnings	507	805	357	348
Diluted Net Earnings per share - as previously reported	$ 0.13	$ 0.27	$ 0.06	$ (0.01)
Diluted Net Loss per share associated with discontinued operations	(0.05)	(0.02)	(0.07)	(0.13)
Diluted Net Earnings per share	$ 0.18	$ 0.29	$ 0.13	$ 0.12

16. SEGMENT INFORMATION

The Company operates three subsidiaries in two continuing business segments. Each business segment has separate management teams and infrastructures that offer different products and services. During the fourth quarter of fiscal 2003, Company management agreed to a plan to sell the assets of MAS and to discontinue the operations of the Company's aviation service sector business. The operations of MAS are, therefore, not presented in the segment information below. The subsidiaries with continuing operations have been combined into the following two reportable segments: overnight air cargo and ground equipment. The overnight air cargo segment encompasses services provided primarily to one customer, Federal Express, and the ground equipment segment encompasses the operations of Global.

The accounting policies for all reportable segments are the same as those described in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating income from continuing operations.

Segment data is summarized as follows:

	Year Ended March 31,		
	2003	2002	2001
Operating Revenues			
Overnight Air Cargo	**$ 29,898,840**	$ 29,258,086	$ 30,262,362
Ground Equipment	**12,972,887**	30,344,889	31,405,711
Corporate	**-**	-	-
Total	**$ 42,871,727**	$ 59,602,975	$ 61,668,073
Operating Income from continuing operations			
Overnight Air Cargo	**$ 2,621,003**	$ 2,215,901	$ 2,475,522
Ground Equipment	**204,642**	3,335,477	2,048,844
Corporate (1)	**(2,361,125)**	(2,270,708)	(2,281,603)
Total	**$ 464,520**	$ 3,280,670	$ 2,242,763
Identifiable Assets			
Overnight Air Cargo	**$ 4,130,676**	$ 3,852,042	$ 4,957,327
Ground Equipment	**8,615,032**	10,051,691	13,531,515
Corporate	**4,684,070**	2,856,792	1,181,725
Total	**$ 17,429,778**	$ 16,760,525	$ 19,670,567
Capital Expenditures, net			
Overnight Air Cargo	**$ 131,626**	$ 107,264	$ 371,505
Ground Equipment	**106,662**	271,672	77,288
Corporate	**175,670**	303,184	42,102
Total	**$ 413,958**	$ 682,120	$ 490,895
Depreciation and Amortization			
Overnight Air Cargo	**$ 243,635**	$ 228,051	$ 261,122
Ground Equipment	**190,833**	197,708	271,496
Corporate	**143,248**	91,193	146,717
Total	**$ 577,716**	$ 516,952	$ 679,335

(1) Includes income from inter-segment transactions, which eliminate in consolidation

17. COMMITMENTS AND CONTINGENCIES

Global and one of its employees are defendants in a lawsuit filed in March 2002 in the United States District Court for the District of Columbia, *Catalyst & Chemical Services et al v. Terex, et al.* In this action, the plaintiffs allege that they provided to Global and the employee certain trade secrets regarding aircraft de/anti-icing systems that were then disclosed by Global and the employee to third parties. The plaintiffs allege misappropriation of trade secrets, breach of contract and violation of the federal Racketeer Influenced and Corrupt Organizations Act and seek monetary damages. The Company and its employee have filed an answer in this action denying all liability. Upon Global's motion, the court has dismissed the plaintiff's claims under the Racketeer Influenced and Corrupt Organizations Act. The Company does not believe that the action has any merit and intends to defend the lawsuit vigorously. In November 2002, Global and the Company filed suit in North Carolina state court against affiliates of the plaintiffs in the *Catalyst & Chemical Services et al v. Terex, et al* action alleging defamation. This action has been moved to, and is pending before, the United States District Court for the Western District of North Carolina.

The Company is currently aware of certain intellectual property and environmental matters, some of which involve pending or threatened lawsuits. If adversely decided, management believes the results of these pending or threatened lawsuits would not have a material adverse effect on the Company.

Common Equity and Related Stockholder Matters

Air T, Inc. and Subsidiaries

The Company's common stock is publicly traded in the over-the-counter market under the NASDAQ symbol "AIRT."

As of June 5, 2003, the number of holders of record of the Company's Common Stock was approximately 431. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. The range of high and low bid quotations per share for the Company's common stock for fiscal 2003 and 2002 was as follows:

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2003	High	3.97	3.46	3.00	2.20
	Low	2.99	2.94	1.90	1.41
Fiscal 2002	High	4.48	4.15	6.49	6.31
	Low	2.81	2.29	2.50	2.70

Stockholders may obtain, free of charge, a copy of the Company's 2003 Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing to: Mr. John J. Gioffre, Secretary, Air T, Inc., 3524 Airport Road, Maiden, NC 28650.

Corporate Information

Air T, Inc. and Subsidiaries

DIRECTORS

Walter Clark
Chairman of the Board
Chief Executive Officer

J. Hugh Bingham
Chief Operating Officer
President

William H. Simpson
Executive Vice President

John J. Gioffre
Chief Financial Officer
Vice President – Finance
Secretary – Treasurer

J. Leonard Martin
Vice President

Claude S. Abernethy, Jr.
Senior Vice President
Wachovia Securities, Inc.

Sam Chesnutt
President
Sam Chesnutt & Associates

Allison T. Clark
Independent Businessman

George C. Prill
President
George Prill & Associates

Herman A. Moore
President
Herman A. Moore & Associates, Inc.

OFFICERS

Walter Clark
Chief Executive Officer

J. Hugh Bingham
Chief Operating Officer
President

William H. Simpson
Executive Vice President

John J. Gioffre
Chief Financial Officer
Vice President – Finance
Secretary – Treasurer

CORPORATE DATA

CORPORATE OFFICE
3524 Airport Road
Maiden, NC 28650
(704) 377-2109

CORPORATE COUNSEL
Robinson, Bradshaw & Hinson, P.A.
Charlotte, North Carolina

INDEPENDENT AUDITORS
Deloitte & Touche, LLP
Charlotte, North Carolina

TRANSFER AGENT
Wachovia Bank, N.A.
Charlotte, North Carolina

BANK
Bank of America, N.A.
Charlotte, North Carolina

STOCK MARKET INFORMATION
Over the Counter: NASDAQ
NASDAQ Symbol: AIRT

Air T, Inc.
3524 Airport Road
Maiden, North Carolina 28650